UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  November 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Nine Months Ended 30
September 2026
5 November 2026

Reporting method

The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026, which is available on its website.

1	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics

Gold production (000 ounces)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	91	86	225	224
Kibali - Attributable 45%(1)	91	86	225	224

AFRICA: MANAGED OPERATIONS	370	428	1,200	1,307
Iduapriem	34	60	125	149
Obuasi	51	69	161	194
Siguiri(3)	58	39	211	204
Geita	120	125	364	379
Sukari(3)	107	135	339	381

AUSTRALIA	117	125	387	386
Sunrise Dam	55	52	156	174
Tropicana - Attributable 70%	62	73	231	212

AMERICAS	118	129	352	375
Cerro Vanguardia(3)	44	43	139	137
AngloGold Ashanti Mineração(4)	74	71	213	196
Serra Grande(5)	—	15	—	42

Managed operations	605	682	1,939	2,068
Non-managed joint ventures(1)	91	86	225	224
GROUP (2)	696	768	2,164	2,292

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

2	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Gold sold (000 ounces)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	93	84	233	219
Kibali - Attributable 45%(1)	93	84	233	219

AFRICA: MANAGED OPERATIONS	371	426	1,196	1,322
Iduapriem	34	58	125	148
Obuasi	49	68	159	190
Siguiri(3)	60	45	214	210
Geita	120	120	367	385
Sukari(3)	108	135	331	389

AUSTRALIA	116	124	388	384
Sunrise Dam	54	51	156	170
Tropicana - Attributable 70%	62	73	232	214

AMERICAS	117	130	351	377
Cerro Vanguardia(3)	43	47	140	143
AngloGold Ashanti Mineração(4)	74	68	211	193
Serra Grande(5)	—	15	—	41

Managed operations	604	680	1,935	2,083
Non-managed joint ventures(1)	93	84	233	219
GROUP(2)	697	764	2,168	2,302

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties.
(5) Serra Grande was sold on 1 December 2025.
Rounding of figures may result in computational discrepancies.

3	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Total cash costs* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	102	92	300	256
Kibali - Attributable 45%(1)	102	92	300	256

AFRICA: MANAGED OPERATIONS	578	493	1,769	1,495
Iduapriem	72	79	251	221
Obuasi	96	92	284	253
Siguiri(3)	133	90	431	354
Geita	162	126	452	376
Sukari(3)	116	107	352	292
Admin and other	(1)	(1)	(1)	(1)

AUSTRALIA	255	205	734	604
Sunrise Dam	128	96	346	286
Tropicana - Attributable 70%	116	100	355	291
Admin and other	11	9	33	27

AMERICAS	135	154	376	450
Cerro Vanguardia(3)	42	49	115	172
AngloGold Ashanti Mineração	93	70	260	185
Serra Grande(5)	—	35	—	91
Admin and other	—	—	1	2

CORPORATE AND OTHER(4)	(1)	(4)	(3)	1

Managed operations	966	848	2,875	2,550
Non-managed joint ventures(1)	102	92	300	256
GROUP (2)	1,068	940	3,175	2,806

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

4	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

All-in sustaining costs* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	139	114	379	305
Kibali - Attributable 45%(1)	139	114	379	305

AFRICA: MANAGED OPERATIONS	808	695	2,464	2,096
Iduapriem	112	110	376	298
Obuasi	137	144	418	380
Siguiri(3)	167	126	532	430
Geita	234	175	660	577
Sukari(3)	158	141	478	411
Admin and other	—	(1)	—	—

AUSTRALIA	295	248	862	707
Sunrise Dam	144	125	407	350
Tropicana - Attributable 70%	139	113	419	328
Admin and other	12	10	36	29

AMERICAS	217	227	599	649
Cerro Vanguardia(3)	67	80	192	243
AngloGold Ashanti Mineração	150	99	406	278
Serra Grande(5)	—	47	—	126
Admin and other	—	1	1	2

PROJECTS	4	2	10	6

CORPORATE AND OTHER(4)	49	28	137	94

Managed operations	1,373	1,200	4,072	3,552
Non-managed joint ventures(1)	139	114	379	305
GROUP(2)	1,512	1,314	4,451	3,857

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate includes non-gold producing managed operations.
(5) Serra Grande was sold on 1 December 2025.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

5	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Sustaining capital expenditure* ($m)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	29	26	62	50
Kibali - Attributable 45%(1)	29	26	62	50

AFRICA: MANAGED OPERATIONS	219	168	631	505
Iduapriem	41	23	117	62
Obuasi	45	49	133	127
Siguiri(3)	24	18	75	49
Geita	64	46	169	166
Sukari(3)	45	32	137	101
Admin and other	—	—	—	—

AUSTRALIA	35	36	98	80
Sunrise Dam	17	28	55	58
Tropicana - Attributable 70%	18	8	43	22
Admin and other	—	—	—	—

AMERICAS	67	50	191	153
Cerro Vanguardia(3)	16	12	63	43
AngloGold Ashanti Mineração	51	25	128	77
Serra Grande(4)	—	13	—	33
Admin and other	—	—	—	—

PROJECTS	2	—	6	2

CORPORATE AND OTHER(5)	—	1	1	1

Managed operations	323	255	927	741
Non-managed joint ventures(1)	29	26	62	50
GROUP(2)	352	281	989	791

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Serra Grande was sold on 1 December 2025.
(5) Corporate includes non-gold producing managed operations.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

6	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Kibali(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	397	362	1,030	1,027
Underground waste	75	46	193	166
Total underground	472	408	1,223	1,193
Underground ore mined grade (g/tonne)	4.72	4.96	4.59	5.11

Open pit tonnes mined (000 tonnes):
Open pit ore	726	959	2,094	1,975
Open pit waste	6,001	4,723	17,417	13,588
Total open pit	6,727	5,682	19,511	15,563
Open pit mined grade (g/tonne)	1.63	1.49	1.50	1.48

Tonnes milled/processed (000 tonnes):
Underground operations	392	357	1,009	1,015
Open pit operations	545	578	1,761	1,798
Total tonnes milled/processed	937	935	2,770	2,813
Average mill head grade (g/tonne)	3.29	3.15	2.79	2.75
Recovery rate (%)	92.1	90.6	90.4	90.1
Total recovered grade (g/tonne)	3.03	2.85	2.53	2.48

Gold ounces produced oz(000)	91	86	225	224
Gold ounces sold oz(000)	93	84	233	219

Average gold price received*(2) ($/ounce)	4,248	3,502	4,503	3,240
Gold income per segment information ($m)	394	294	1,048	711

Total cash costs* ($/ounce):
Operating costs	913	903	1,116	965
By-product credits	(14)	(7)	(15)	(6)
Royalties	218	171	232	186
Total cash costs* ($/ounce produced)	1,117	1,068	1,334	1,145
Total cash costs* ($m)	102	92	300	256

All-in sustaining costs* ($/ounce):
Total cash costs*	1,117	1,068	1,334	1,145
Inventory movements	31	1	(2)	(3)
Adjusted for decommissioning, inventory amortisation and other	1	1	1	1
Rehabilitation and other non-cash costs	23	2	6	23
Lease payment sustaining	15	(26)	22	(3)
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	310	310	268	229
All-in sustaining costs* ($/ounce sold)	1,497	1,355	1,628	1,392
All-in sustaining costs* ($m)	139	114	379	305

Capital expenditure ($m):
Sustaining capital expenditure*	29	26	62	50
Non-sustaining capital expenditure*	37	20	105	60
Total capital expenditure	66	46	167	110

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

7	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Iduapriem	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	507	1,029	1,867	2,382
Open pit waste	14,729	7,669	41,485	25,147
Total open pit	15,236	8,698	43,352	27,529
Open pit mined grade (g/tonne)	1.48	1.77	1.59	1.70

Tonnes milled/processed (000 tonnes):
Open pit operations	1,293	1,420	4,003	3,771
Average mill head grade (g/tonne)	0.92	1.35	1.02	1.27
Recovery rate (%)	92.8	95.5	93.8	95.1
Total recovered grade (g/tonne)	0.83	1.31	0.97	1.23

Gold ounces produced oz(000)	34	60	125	149
Gold ounces sold oz(000)	34	58	125	148

Average gold price received*(1) ($/ounce)	4,223	3,485	4,536	3,251
Gold income per segment information ($m)	142	202	569	480

Total cash costs* ($/ounce):
Operating costs	1,665	1,153	1,554	1,320
By-product credits	(3)	(1)	(3)	(1)
Royalties	431	170	452	161
Total cash costs* ($/ounce produced)	2,093	1,321	2,004	1,480
Total cash costs* ($m)	72	79	251	221

All-in sustaining costs* ($/ounce):
Total cash costs*	2,093	1,321	2,004	1,480
Inventory movements	(20)	(6)	(11)	(8)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	(59)	172	28	96
Lease payment sustaining	54	19	32	22
Sustaining exploration and study costs	36	9	15	13
Sustaining capital expenditure	1,222	389	933	420
All-in sustaining costs* ($/ounce sold)	3,324	1,902	2,998	2,021
All-in sustaining costs* ($m)	112	110	376	298

Capital expenditure ($m):
Sustaining capital expenditure*	41	23	117	62
Non-sustaining capital expenditure*	2	15	8	48
Total capital expenditure	43	38	125	110

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

8	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Obuasi	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	276	322	850	940
Underground waste	202	222	569	592
Total underground	478	544	1,419	1,532
Underground ore mined grade (g/tonne)	5.97	7.21	6.19	6.55

Tonnes milled/processed (000 tonnes):
Underground operations	287	340	890	976
Average mill head grade (g/tonne)	6.16	7.09	6.38	7.09
Recovery rate (%)	89.0	89.0	88.0	89.2
Total recovered grade (g/tonne)	5.48	6.31	5.63	6.17

Gold ounces produced oz(000)	51	69	161	194
Gold ounces sold oz(000)	49	68	159	190

Average gold price received*(1) ($/ounce)	4,219	3,497	4,539	3,235
Gold income per segment information ($m)	207	238	721	614

Total cash costs* ($/ounce):
Operating costs	1,680	1,165	1,546	1,153
By-product credits	(4)	(7)	(4)	(5)
Royalties	205	173	224	159
Total cash costs* ($/ounce produced)	1,881	1,331	1,766	1,306
Total cash costs* ($m)	96	92	284	253

All-in sustaining costs* ($/ounce):
Total cash costs*	1,881	1,331	1,766	1,306
Inventory movements	(31)	(4)	(14)	(10)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)	(2)	(2)
Rehabilitation and other non-cash costs	13	61	39	40
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	—	4	1	2
Sustaining capital expenditure	909	718	842	667
All-in sustaining costs* ($/ounce sold)	2,770	2,109	2,631	2,004
All-in sustaining costs* ($m)	137	144	418	380

Capital expenditure ($m):
Sustaining capital expenditure*	45	49	133	127
Non-sustaining capital expenditure*	16	8	49	18
Total capital expenditure	61	57	182	145

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

9	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Siguiri(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	2,334	1,212	6,654	4,497
Open pit waste	7,306	5,548	20,748	18,589
Total open pit	9,640	6,760	27,402	23,086
Open pit mined grade (g/tonne)	0.80	1.23	1.00	1.29

Tonnes milled/processed (000 tonnes):
Open pit operations	2,961	1,686	8,529	7,792
Average mill head grade (g/tonne)	0.73	0.81	0.87	0.90
Recovery rate (%)	82.7	88.7	87.7	90.3
Total recovered grade (g/tonne)	0.61	0.72	0.77	0.81

Gold ounces produced oz(000)	58	39	211	204
Gold ounces sold oz(000)	60	45	214	210

Average gold price received*(2) ($/ounce)	4,226	3,354	4,525	3,143
Gold income per segment information ($m)	253	151	970	662

Total cash costs* ($/ounce):
Operating costs	1,999	2,064	1,725	1,509
By-product credits	(4)	(5)	(3)	(2)
Royalties	307	271	322	227
Total cash costs* ($/ounce produced)	2,302	2,331	2,043	1,735
Total cash costs* ($m)	133	90	431	354

All-in sustaining costs* ($/ounce):
Total cash costs*	2,302	2,331	2,043	1,735
Inventory movements	(29)	(54)	(7)	9
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	35	44	39	20
Lease payment sustaining	23	29	19	19
Sustaining exploration and study costs	58	59	41	31
Sustaining capital expenditure	400	396	348	230
All-in sustaining costs* ($/ounce sold)	2,790	2,804	2,483	2,043
All-in sustaining costs* ($m)	167	126	532	430

Capital expenditure ($m):
Sustaining capital expenditure*	24	18	75	49
Non-sustaining capital expenditure*	27	2	84	3
Total capital expenditure	51	20	159	52

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

10	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Geita	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	785	745	2,298	2,161
Underground waste	339	359	958	1,073
Total underground	1,124	1,104	3,256	3,234
Underground ore mined grade (g/tonne)	3.56	3.42	3.53	3.75

Open pit tonnes mined (000 tonnes):
Open pit ore	1,413	1,810	4,465	3,952
Open pit waste	3,795	5,365	12,064	16,888
Total open pit	5,208	7,175	16,529	20,840
Open pit mined grade (g/tonne)	1.47	1.83	1.54	1.80

Tonnes milled/processed (000 tonnes):
Underground operations	797	715	2,220	1,965
Open pit operations	558	640	1,815	1,828
Total tonnes milled/processed	1,355	1,355	4,035	3,793
Average mill head grade (g/tonne)	3.01	3.18	3.07	3.44
Recovery rate (%)	91.6	90.0	91.3	90.3
Total recovered grade (g/tonne)	2.76	2.87	2.81	3.11

Gold ounces produced oz(000)	120	125	364	379
Gold ounces sold oz(000)	120	120	367	385

Average gold price received*(1) ($/ounce)	4,290	3,494	4,532	3,236
Gold income per segment information ($m)	516	418	1,664	1,246

Total cash costs* ($/ounce):
Operating costs	1,114	815	991	810
By-product credits	(11)	(7)	(14)	(7)
Royalties	246	202	260	189
Total cash costs* ($/ounce produced)	1,349	1,010	1,238	993
Total cash costs* ($m)	162	126	452	376

All-in sustaining costs* ($/ounce):
Total cash costs*	1,349	1,010	1,238	993
Inventory movements	(4)	(26)	21	(3)
Adjusted for decommissioning, inventory amortisation and other	(2)	(5)	(2)	(3)
Rehabilitation and other non-cash costs	13	26	10	17
Lease payment sustaining	45	44	52	42
Sustaining exploration and study costs	23	26	19	21
Sustaining capital expenditure	528	390	461	430
All-in sustaining costs* ($/ounce sold)	1,952	1,464	1,800	1,497
All-in sustaining costs* ($m)	234	175	660	577

Capital expenditure ($m):
Sustaining capital expenditure*	64	46	169	166
Non-sustaining capital expenditure*	—	5	3	14
Total capital expenditure	64	51	172	180

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

11	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Sukari(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	228	288	853	842
Underground waste	114	234	568	636
Total underground	342	522	1,421	1,478
Underground ore mined grade (g/tonne)	2.87	3.52	3.44	3.98

Open pit tonnes mined (000 tonnes):
Open pit ore	2,797	2,533	7,224	8,144
Open pit waste	22,890	18,048	66,915	58,102
Total open pit	25,687	20,581	74,139	66,246
Open pit mined grade (g/tonne)	1.01	1.33	1.04	1.16

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	238	—	965	190
Heap leach grade (g/tonne)	0.31	—	0.32	0.34

Tonnes milled/processed (000 tonnes):
Underground operations	229	289	865	829
Open pit operations	2,944	2,941	8,329	8,175
Total tonnes milled/processed	3,173	3,230	9,194	9,004
Heap leach placed	688	—	1,958	190

Average mill head grade (g/tonne)	1.14	1.43	1.22	1.41
Recovery rate (%)	89.2	88.9	89.4	89.0
Total recovered grade (g/tonne)	0.86	1.31	0.95	1.29

Gold ounces produced oz(000)	107	135	339	381
Gold ounces sold oz(000)	108	135	331	389

Average gold price received*(2) ($/ounce)	4,225	3,505	4,534	3,232
Gold income per segment information ($m)	456	476	1,500	1,256

Total cash costs* ($/ounce):
Operating costs	964	695	918	673
By-product credits	(11)	(7)	(13)	(6)
Royalties	128	105	135	99
Total cash costs* ($/ounce produced)	1,081	793	1,039	765
Total cash costs* ($m)	116	107	352	292

All-in sustaining costs* ($/ounce):
Total cash costs*	1,081	793	1,039	765
Inventory movements	(19)	—	(22)	20
Adjusted for decommissioning, inventory amortisation and other	4	—	3	—
Rehabilitation and other non-cash costs	(20)	5	5	6
Lease payment sustaining	5	6	7	6
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	414	238	412	261
All-in sustaining costs* ($/ounce sold)	1,465	1,041	1,444	1,059
All-in sustaining costs* ($m)	158	141	478	411

Capital expenditure ($m):
Sustaining capital expenditure*	45	32	137	101
Non-sustaining capital expenditure*	47	27	132	83
Total capital expenditure	92	59	269	184

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

12	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Sunrise Dam	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	581	598	1,708	1,840
Underground waste	234	199	667	616
Total underground	815	797	2,375	2,456
Underground ore mined grade (g/tonne)	2.36	2.36	2.42	2.38

Open pit tonnes mined (000 tonnes):
Open pit ore	135	98	240	176
Open pit waste	2,352	3,488	7,610	8,008
Total open pit	2,487	3,586	7,850	8,184
Open pit mined grade (g/tonne)	1.39	1.46	1.74	1.32

Tonnes milled/processed (000 tonnes):
Underground operations	591	561	1,613	1,794
Open pit operations	372	425	1,193	1,089
Total tonnes milled/processed	963	986	2,806	2,883
Average mill head grade (g/tonne)	2.01	1.82	1.98	2.05
Recovery rate (%)	88.3	89.1	87.3	89.0
Total recovered grade (g/tonne)	1.78	1.64	1.72	1.87

Gold ounces produced oz(000)	55	52	156	174
Gold ounces sold oz(000)	54	51	156	170

Average gold price received*(1) ($/ounce)	4,257	3,445	4,528	3,183
Gold income per segment information ($m)	230	176	706	542

Total cash costs* ($/ounce):
Operating costs	2,188	1,766	2,076	1,573
By-product credits	(16)	(10)	(17)	(9)
Royalties	146	87	164	81
Total cash costs* ($/ounce produced)	2,317	1,844	2,223	1,646
Total cash costs* ($m)	128	96	346	286

All-in sustaining costs* ($/ounce):
Total cash costs*	2,317	1,844	2,223	1,646
Inventory movements	9	(17)	(6)	(5)
Adjusted for decommissioning, inventory amortisation and other	4	4	4	4
Rehabilitation and other non-cash costs	(29)	(7)	(11)	(1)
Lease payment sustaining	47	76	47	67
Sustaining exploration and study costs	6	7	8	4
Sustaining capital expenditure	314	532	352	339
All-in sustaining costs* ($/ounce sold)	2,667	2,439	2,616	2,055
All-in sustaining costs* ($m)	144	125	407	350

Capital expenditure ($m):
Sustaining capital expenditure*	17	28	55	58
Non-sustaining capital expenditure*	5	—	17	—
Total capital expenditure	22	28	72	58

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

13	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Tropicana(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	343	353	995	995
Underground waste	161	109	477	381
Total underground	504	462	1,472	1,376
Underground ore mined grade (g/tonne)	2.85	3.12	2.92	3.09

Open pit tonnes mined (000 tonnes):
Open pit ore	390	649	1,827	1,902
Open pit waste	7,716	9,061	21,724	24,355
Total open pit	8,106	9,710	23,551	26,257
Open pit mined grade (g/tonne)	1.32	1.75	2.00	1.43

Tonnes milled/processed (000 tonnes):
Underground operations	380	350	979	992
Open pit operations	1,238	1,292	3,820	3,821
Total tonnes milled/processed	1,618	1,642	4,799	4,813
Average mill head grade (g/tonne)	1.35	1.58	1.67	1.53
Recovery rate (%)	89.7	89.7	89.5	90.4
Total recovered grade (g/tonne)	1.20	1.39	1.50	1.37

Gold ounces produced oz(000)	62	73	231	212
Gold ounces sold oz(000)	62	73	232	214

Average gold price received*(2) ($/ounce)	4,242	3,501	4,551	3,206
Gold income per segment information ($m)	262	253	1,055	684

Total cash costs* ($/ounce):
Operating costs	1,716	1,251	1,401	1,290
By-product credits	(23)	(13)	(26)	(13)
Royalties	161	125	161	94
Total cash costs* ($/ounce produced)	1,854	1,364	1,537	1,372
Total cash costs* ($m)	116	100	355	291

All-in sustaining costs* ($/ounce):
Total cash costs*	1,854	1,364	1,537	1,372
Inventory movements	12	(3)	(1)	(11)
Adjusted for decommissioning, inventory amortisation and other	5	2	5	1
Rehabilitation and other non-cash costs	(15)	(5)	(5)	1
Lease payment sustaining	102	79	81	73
Sustaining exploration and study costs	1	1	2	1
Sustaining capital expenditure	297	120	188	102
All-in sustaining costs* ($/ounce sold)	2,257	1,558	1,806	1,537
All-in sustaining costs* ($m)	139	113	419	328

Capital expenditure ($m):
Sustaining capital expenditure*	18	8	43	22
Non-sustaining capital expenditure*	22	13	38	44
Total capital expenditure	40	21	81	66

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the attributable ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

14	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

Cerro Vanguardia(1)	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	98	120	278	323
Underground waste	31	31	119	80
Total underground	129	151	397	403
Underground ore mined grade (g/tonne)	4.85	5.71	5.42	5.61

Open pit tonnes mined (000 tonnes):
Open pit ore	233	210	619	605
Open pit waste	4,096	4,626	13,114	13,204
Total open pit	4,329	4,836	13,733	13,809
Open pit mined grade (g/tonne)	2.93	3.36	2.98	3.10

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	224	269	525	675
Heap leach grade (g/tonne)	0.62	0.58	0.67	0.62

Tonnes milled/processed (000 tonnes):
Underground operations	148	100	433	395
Open pit operations	152	194	497	541
Total tonnes milled/processed	300	294	930	936
Heap leach placed	349	483	1,128	1,449
Average mill head grade (g/tonne)	3.79	3.64	3.87	3.83
Recovery rate (%)	95.1	95.3	94.9	95.7
Total recovered grade (g/tonne)	2.09	1.72	2.10	1.78

Gold ounces produced oz(000)	44	43	139	137
Gold ounces sold oz(000)	43	47	140	143

Average gold price received*(2) ($/ounce)	4,241	3,566	4,552	3,243
Gold income per segment information ($m)	182	169	638	464

Total cash costs* ($/ounce):
Operating costs	1,817	1,716	1,782	1,719
By-product credits	(1,135)	(838)	(1,278)	(690)
Royalties	292	261	323	223
Total cash costs* ($/ounce produced)	974	1,139	827	1,253
Total cash costs* ($m)	42	49	115	172

All-in sustaining costs* ($/ounce):
Total cash costs*	974	1,139	827	1,253
Inventory movements	23	9	1	(7)
Adjusted for decommissioning, inventory amortisation and other	45	53	29	22
Rehabilitation and other non-cash costs	91	161	53	93
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	52	60	17	31
Sustaining capital expenditure	377	269	444	302
All-in sustaining costs* ($/ounce sold)	1,562	1,691	1,372	1,695
All-in sustaining costs* ($m)	67	80	192	243

Capital expenditure ($m):
Sustaining capital expenditure*	16	12	63	43
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	16	12	63	43

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

15	Q3 2026 Earnings Release: Operating Statistics

AngloGold Ashanti plc
2026 | Quarter 3
Operating Statistics continued

AngloGold Ashanti Mineração	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	Sep	Sep	Sep	Sep
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	321	360	951	1,101
Underground waste	441	409	1,126	1,093
Concentrate ore	108	60	343	60
Total underground	870	829	2,420	2,254
Underground ore mined grade (g/tonne)	5.46	5.93	5.38	6.00

Tonnes milled/processed (000 tonnes):
Underground operations	326	362	968	1,087
Concentrate	110	61	344	61
Total tonnes milled/processed	436	423	1,312	1,148
Average mill head grade (g/tonne)	5.28	5.57	5.52	5.99
Recovery rate (%)	94.9	92.3	94.4	91.6
Total recovered grade (g/tonne)	5.24	5.17	5.04	5.32

Gold ounces produced(1) oz(000)	74	71	213	196
Gold ounces sold(1) oz(000)	74	68	211	193

Average gold price received*(2) ($/ounce)	4,178	3,488	4,383	3,231
Gold income per segment information ($m)	311	236	924	623

Total cash costs* ($/ounce):
Operating costs	1,257	997	1,220	959
By-product credits	(64)	(72)	(70)	(69)
Royalties	72	59	73	54
Total cash costs* ($/ounce produced)	1,265	983	1,223	944
Total cash costs* ($m)	93	70	260	185

All-in sustaining costs* ($/ounce):
Total cash costs*	1,265	983	1,223	944
Inventory movements	(7)	11	4	3
Adjusted for decommissioning, inventory amortisation and other	(6)	6	(2)	3
Rehabilitation and other non-cash costs	(8)	6	7	(2)
Lease payment sustaining	79	83	80	91
Sustaining exploration and study costs	11	2	6	1
Sustaining capital expenditure	674	368	606	398
All-in sustaining costs* ($/ounce sold)	2,008	1,459	1,923	1,438
All-in sustaining costs* ($m)	150	99	406	278

Capital expenditure ($m):
Sustaining capital expenditure*	51	25	128	77
Non-sustaining capital expenditure*	14	10	22	12
Total capital expenditure	65	35	150	89

(1) Includes gold concentrate from the Cuiabá mine sold to third parties.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
* Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and nine months ended 30 September 2026 for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 5 November 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary